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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               COMMISSION FILE NUMBER: 811-05103

 (Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For period ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended: ___________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full name of registrant:  FRANKLIN CAPITAL CORPORATION

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Former name if applicable:  THE FRANKLIN HOLDING CORPORATION

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Address of principal executive office (Street and Number):  450 Park Avenue,
10th Floor

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City, state and zip code :  New York, New York 10022

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
       [X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

        The process of auditing the Company's financial statements has resulted in the need for additional review and analysis by both the Company's in-house accounting staff and its independent auditors. The Company has not been able to compile the requisite financial data and other narrative information necessary to complete the Company's Annual Report on Form 10-K without unreasonable effort and expense.

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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Hiram M. Lazar                                 212                                  486-2323
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              (Name)                                 (Area Code)                          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As discussed in the Registrant's periodic reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission, the Registrant has incurred significant net investment losses from operations and net realized losses for the nine months ended September 30, 2001 and the year ended December 31, 2000. The Registrant believes that additional net investment losses from operations and net realized losses, which may be significant, will be incurred during the fourth quarter of 2001. The registrant expects to report a loss of approximately $0.48 per share for the fourth quarter ended December 31, 2001 and net asset value per common share on an as converted basis of $2.44 and net asset value attributable to common stock of $1.19 per share.

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                          Franklin Capital Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2002                        By:  /s/ Hiram M. Lazar
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                                                 Name:  Hiram M. Lazar
                                                 Title:  Chief Financial Officer